File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A.B. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2007

(Filed March 29, 2007)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated March 29, 2007

Press Information

Organizational Changes in Vitro

San Pedro, Garza Garcia, N.L., Mexico, March 29, 2007 - Vitro S.A.B. de C.V. (BMV: VITROA; NYSE: VTO).- With completion of Vitro's financial restructuring, Alvaro Rodriguez, Chief Financial Office, is leaving to assume new personal and professional challenges.

"Alvaro is leaving the Company to undertake new professional endeavors." said Federico Sada, CEO of Vitro.

He stated: "We wish to thank Alvaro for leading this management effort that jointly, with a brilliant team, has helped to position this Company once again on a sustainable growth path."

Consistent with Alvaro's planned succession program and the objective to continue strengthening finances as outlined by Vitro's CEO and the Board of Directors, the Company has designated Enrique Osorio as Chief Financial Officer.

Enrique Osorio graduated in 1974 as CPA at the Instituto Tecnologico y de Estudios Superiores of Monterrey (ITESM). Since then, he has been involved in the finance area and served as Chief Financial Officer at Savia SA de CV and Seminis Inc. in California.

At Seminis, he participated in the Company's financial and operating turnaround, including the restructuring of bank debt. He was involved in merger and acquisition activities as well as investor relations and financing activities. He served as Treasurer at Cigarrera La Moderna. At Grupo Alfa, he participated in the debt restructuring, financing and investor relations areas for 13 years.

Enrique has served as President of the Board of several financial funds including Vecto Divisas SA de CV; he participated as a member of the board of Xella Mexicana, a German - Mexican investment company. He is a member of the Board of Desarrollos Comerciales y Habitacionales de Vallarta S de RL among other operating and services companies, and has actively participated in financing, acquisitions and merger activities during his career.

Enrique will continue to pursue Vitro's plans to improve profitability and reinforce cost reduction and investment discipline efforts to ensure value creation for its investors.

In announcing this organizational change, Federico Sada reiterated Vitro's Executive Committee commitment to keep working as a team to deliver results to those who participate in Vitro's value chain, its shareholders, staff, and communities in which its operates.

"Alvaro and Enrique will work together until mid April of 2007 in order to assure a smooth and effective transition process", concluded Federico Sada.

Vitro, S.A.B. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is a leading participant in two distinct types of: flat glass and glass containers. The Vitro companies manufacture products for a variety of markets, including construction and automotive glass; beverage, cosmetic, pharmaceuticals, food, liquor, and wine glass containers. Vitro also produces raw materials and capital goods for industrial use, which are vertically integrated in the Glass Containers business unit. Founded in 1909 and based in Monterrey, Mexico Vitro subsidiaries have facilities and a significant distribution network in nine countries, located in North, Central and South America, and Europe, and export products to more than 40 countries worldwide. For more information, you can access Vitro's Website at: http://www.vitro.com

For further information, please contact:

Media Albert Chico Vitro, S. A. B. de C.V. + (52) 81-8863-1335 / 1661 achico@vitro.com	Investor Relations Adrian Meouchi/Angel Estrada Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com aestradag@vitro.com	U.S. agency Susan Borinelli Breakstone Group (646) 452-2336 sborinelli@breakstone-group.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A.B. DE C.V.

By    /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: March 29, 2007